June 29, 2023

Office of Manufacturing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Andi Carpenter, Anne McConnell

Re:	Himax Technologies, Inc. Form 20-F for the Fiscal Year Ended December 31, 2022 Form 6-K filed on February 9, 2023 File No. 000-51847

Dear Andi Carpenter, Anne McConnell:

This letter sets forth the responses of Himax Technologies, Inc. (“Himax” or the “Company”) to the comments (the “Comments”) the Company received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated June 8, 2023.

For your convenience, we have included herein the Comments in bold, and the Company’s responses are set forth immediately below the Comments.

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Form 6-K filed on February 9, 2023

Exhibit 99.1, page 1

  We note you present several non-IFRS financial measures that include an adjustment for cash awards to employees during each period presented. It appears cash awards to employees are normal, recurring, cash operating expense necessary to operate your business. Please more fully explain the nature and terms of your cash award program and explain why you believe adjusting non-IFRS financial measures, for what appears to be cash compensation paid to current employees, is meaningful. Please specifically explain why you believe the adjustments are appropriate and how you determined they comply with Regulation G and the guidance in Question 100.01 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

The Company respectfully submits that it believes that the adjustment of cash awards to employees are in compliance with the requirement of not being misleading under Regulation G and the guidance in Question 100.01 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures because (i) the cash awards to employees were not normal, recurring, cash operating expenses necessary to operate its business and (ii) such adjustment provides meaningful information to investors.

Background of the Cash Awards to Employees

The Company respectfully submits that it awards annual bonus to employees at its discretion based their performance and contribution to the Company. After the Company’s compensation committee determines the total annual bonus amount for employees, the Company’s management will then determine at its discretion whether and how much such bonus will be granted as restricted share units or cash. Each year, the Company collects preference information from its employees for the form of their annual bonus and takes this into consideration in determining the proportion of their annual bonus to be granted in the form of cash awards. In the past three years, the Company granted employee annual bonuses almost exclusively in the form of share-based compensation in 2020, and the Company granted significant amount of employee’s annual bonuses as cash awards in 2021 and 2022 mainly because of its strong performance and the feedback it received from some employees in how they would prefer to receive their annual bonuses.

Cash Awards to Employees were not Normal, Recurring, Cash Operating Expenses Necessary to the Company’s Operations

The Company respectfully submits that it does not believe that the adjusted expense on cash awards to employees is normal, recurring, cash operating expenses necessary to its operation. More specifically, given the way cash awards are granted, the Company does not believe that this expense is a cash operating expense necessary to its operation. As described above, the Company’s cash awards are made solely at the discretion of the Company’s management as part of employee’s annual bonuses, if granted at all. The Company’s management determines the cash awards based on factors that vary from time to time, which include, among other things, the performance of the Company, its cash level, expected operation results, compensation structure of comparable companies in the industry as well as the preference for cash or other forms of awards indicated by the bonus recipients. Prior to each grant of the cash awards, there is no obligation from the Company to its employees on how much the employee will receive as his or her annual bonus and the proportion of the annual bonus that will be granted in the form of cash awards.

Adjustment on Cash Awards to Employees Provides Meaningful Information to Investors

The Company respectfully submits that it believes that non-IFRS measures after the adjustment of cash award expenses provide meaningful information to investors. By removing the impact of cash awards which are discretionary and similar in nature as share-based compensation, the Company believes that the non-IFRS measures it presented will enhance investors’ understanding of the Company’s true operating performance, thereby providing investors with enhanced comparability.

Given the cash award grants’ discretionary nature and the fact that they are subject to many factors, including the preference of bonus recipients, which vary from year to year, the Company’s cash award expenses fluctuate significantly and do not necessarily correlate to the Company’s true financial performance. For example, the cash award expenses excluded in calculating the non-IFRS operating income in 2021 and 2022 amounted to US$8.3 million and US$27.7 million, respectively. This is in comparison with the Company’s IFRS operating income of US$545.0 million and US$257.6 million in 2021 and 2022, respectively. The significance of cash award expenses excluded in 2022 in comparison with the IFRS operating income also indicates that a measure that adjusts for such expenses will provide investors information that is useful and may even be material for them to assess the Company’s true financial performance.

In the few years leading up to 2021, the Company granted employee annual bonuses mostly in the form of share-based compensation, and the share-based compensation being adjusted closely reflected the discretionary expenses associated with the annual bonuses to employees. Therefore, given that the cash awards are granted to employees in the same context as share-based compensation but only in a different form, the Company believes that it would provide consistent and useful information to investors by adjusting the cash awards expense in 2021 and 2022.

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If you have further questions or comments regarding, or require further information or clarification of, any of the responses provided in this letter or if the Commission has any questions with respect to Himax’s Form 6-K filed on February 9, 2023, please contact James C. Lin at +852 2533-3368 (james.lin@davispolk.com) of Davis Polk & Wardwell LLP.

Thank you for your time and attention.

Yours sincerely,

/s/ Jessica Pan
Name: Jessica Pan
Title: Chief Financial Officer

cc:	Mr. James C. Lin, Partner
Davis Polk & Wardwell LLP